UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                                 April 29, 2003

                              Forbes Medi-Tech Inc.
                          (Commission File No. 0-30076)

                           200-750 West Pender Street
                   Vancouver, British Columbia, Canada V6C 2T8
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                         Form 40-F
                    -------                                -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                    No     X
              -------                                -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____________

                                  Exhibit Index
                                  -------------

        Exhibit No.              Description
        -----------              -----------

        1.    Press Release #2 -04/29/03




                                 April 29, 2003


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Forbes Medi-Tech Inc.


Date: April 29, 2003
                                  By:  /s/ Charles A. Butt
                                  ----------------------------------------------
                                  Charles A. Butt
                                  President & CEO

Forbes Medi-Tech Inc.
"Developing Nutraceuticals & Pharmaceuticals from Nature"
For Immediate Release

              Forbes Medi-Tech Responds to Pan Pharmaceutical News

Vancouver, British Columbia -April 29, 2003 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today responded to the recent news story regarding the manufacturing license suspension of the Australian contract manufacturer, Pan Pharmaceuticals (Pan). Pan's license to manufacture medicines has been suspended due to concerns regarding its manufacturing process.

"While Pan Pharmaceuticals has been a customer of Forbes, the Company would like to clarify that Pan Pharmaceuticals is in no way involved in the manufacturing of Forbes' clinically proven cholesterol-lowering ingredient, Reducol(TM). Pan's difficulties are unique to Pan and will have no significant impact on our global commercialization efforts and we will maintain our previously stated 2003 revenue guidance, " said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

As a result of the suspension, a number of vitamin and nutritional supplements manufactured by Pan Pharmaceuticals have been recalled. These include a cholesterol-lowering dietary supplement that incorporates Reducol(TM) supplied by Forbes. Pan Pharmaceutical manufactures the supplement for Mayne Group Limited.

Forbes also announced today, in a separate news release, that it concluded the sale of the Company's AD & ADD process technology for gross proceeds of US $1.9 million, to be paid in full by the end of 2003. This transaction, coupled with the ongoing Phase II trial in Europe of Forbes' lead compound, FM-VP4, and the continuing development of the Company's nutraceutical business, is in line with the Company's major restructuring effort initiated in mid-2002.

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

                                       ###

For more information, please contact:
Darren Seed

Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com


NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company's business, including future revenue, which statements can be identified by the use of forward-looking terminology such as "will have", "guidance", "to be", "ongoing", "continuing" or the negative thereof or any other variations thereon or comparable terminology referring to future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for the buyer of the AD & ADD technology to complete the sale; the risk of technical obsolescence; the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change. The Company does not assume any obligation to update any statement contained in this News Release.